UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                       Community Capital Bancshares, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    203634100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Elliot Press, Esq.,
                         c/o Katten Muchin Rosenman LLP,
                               575 Madison Avenue,
                               New York, NY 10022
                                 (212) 940-8800
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 12, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 203634100                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Riggs Qualified Partners, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     136,279 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            136,279 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      136,279 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.67%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 203634100                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Philip J. Timyan
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     142,462 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            142,462 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     35,000 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      177,462 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.09%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

      This Statement relates to the shares of Common Stock, $1.00 par value ("Common Stock") of Community Capital Bancshares, Inc. (the "Company"), a corporation organized under the laws of the State of Georgia. The principal executive offices of the Company are located at P.O. Drawer 71269, Albany, Georgia 31708.

Item 2. Identity and Background

      (a) Pursuant to Rule 13-d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D is being filed by (i) Riggs Qualified Partners, LLC, a Delaware limited liability company ("RP LLC"), with respect to the shares of Common Stock beneficially owned by it and (ii) Philip J. Timyan, as managing member of RP LLC and with respect to shares owned by RAM T, L.P. ("RAM") an entity not controlled by Mr. Timyan over which shares Mr. Timyan possesses dispositive power. The general partner of RAM is RTL Partners Ltd. RP LLC and Mr. Timyan (together, the "Reporting Persons") are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

      (b)-(c)

      Riggs Qualified Partners LLC

      RP LLC is a limited liability company the principal business of which is investing for profit in securities and other assets. The managing member of RP LLC is Philip J. Timyan. The principal business address of RP LLC is 4324 Central Avenue, Western Springs, Illinois 60558.

      Philip J. Timyan

      Mr. Timyan is principally employed as the Managing Member of RP LLC. The principal business address of Mr. Timyan is 4324 Central Avenue, Western Springs, Illinois 60558.

      (d) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons, nor any other entity set forth in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons nor any other entity set forth in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      The aggregate amount of funds (inclusive of commissions) used to purchase the shares of Common Stock held by RP LLC is $1,460,236. The source of funds used by RP LLC to purchase such shares was working capital.

      The aggregate amount of funds (inclusive of commissions) used to purchase the shares of Common Stock held by RAM is $374,650. The source of funds used to purchase such shares was working capital.

      The aggregate amount of funds (inclusive of commissions) used to purchase the shares of Common Stock held by Mr. Timyandirectly is $68,862. The source of such funds was personal funds of Mr. Timyan.

Item 4. Purpose of Transaction.

      The Reporting Persons have acquired the shares of the Company reported herein for investment purposes. The Reporting Persons intend to profit from the appreciation of the Common Stock, which the Reporting Persons believe is undervalued in light of the Company's franchise value.

      In light of the foregoing, the Reporting Persons reserve the right to adopt a more active role in asserting their rights as shareholders, including, without limitation, seeking to influence management to take steps that are in the interest of stockholders.

      In that regard, the Reporting Person intends to closely scrutinize and monitor developments at the Company. The Reporting Person may at any time and from time-to-time (i) acquire additional shares of the Company's Common Stock (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, (ii) dispose of shares of the Company's Common Stock at prices deemed favorable in the open market, in privately negotiated transactions or otherwise or
      (iii) take such other actions, including actions which could result in the changes or events specified in clauses (a)-(j) of Item 4 of the Form of
      Schedule 13D, as the Reporting Persons determines to be in its best interest.

Item 5. Interest in Securities of the Issuer.

      (a) The aggregate percentage of the outstanding Common Stock of the Company reported owned by each Reporting Person is based upon 2,915,505 shares of Common Stock reported outstanding as of May 8, 2006 as reported on the Company's quarterly report on Form 10-Q for the period ended March 31, 2006.

      As of the close of business on June 16, 2006.

            (i) RP LLC owns 136,279 shares of Common Stock which represent approximately 4.67% of the outstanding Common Stock; and

            (ii) Philip J. Timyan owns 6,183 shares of Common Stock directly. In addition, as the managing member of RP LLC, Mr. Timyan may be deemed, by the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 136,279 shares of Common Stock owned by RP LLC. In addition, Mr. Timyan may be deemed to beneficially own an additional 35,000 shares of Common Stock held by RAM over which shares Mr. Timyan possesses dispositive power. The foregoing shares, in the aggregate, constitute 177,462 shares or approximately 6.09% of the outstanding Common Stock

      (b) RP LLC has the sole power to vote and dispose of the shares of Common Stock it holds, which power is exercisable by Mr. Timyan as managing member of RP LLC.

      Mr. Timyan shares the power to dispose of the shares held by RAM with RAM and its general partner, RTL Partners Ltd. RAM is a Cayman Islands company the principal business of which, to the knowledge of the Reporting Persons, is investing for profit in securities and other assets. The general partner of RAM is RTL Partners Ltd., a Cayman Islands company the principal business of which, to the knowledge of the Reporting Persons, is serving as the general partner of RAM. The principal business address of RAM and RTL Partners Ltd. is c/o Caldonian Bank & Trust Limited, Caledonian House, P.O. Box 1043GT, 69 Dr. Roy's Drive, George Town, Grand Cayman Islands, British West Indies. Mr. Timyan has no voting power over the shares held by RAM.

      (c) On June 12, 2006, RP LLC purchased 56,279 shares and RAM purchased 35,000 shares, in each case, on the open market for $10.25 per share.

      (d) RAM has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the 35,000 shares held by Ram.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuers

      None.

Item 7. Material to be Filed as Exhibits

      Exhibit 1: Agreement pursuant to Rule 13d-1(k).

                                    SIGNATURE

      After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2006

                                            RIGGS QUALIFIED PARTNERS, LLC


                                            By: /s/ Philip J. Timyan
                                                --------------------------------
                                            Name: Philip J. Timyan
                                            Title: Managing Member


                                            /s/ Philip J. Timyan
                                            ------------------------------------
                                            Philip J. Timyan

                                    EXHIBIT 1

                     AGREEMENT REGARDING JOINT FILING UNDER
                     UNDER RULE 13D-1(K) OF THE EXCHANGE ACT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees to the filing on behalf of each of a Statement on Schedule 13D, and all amendments thereto, with respect to the shares of common stock, no par value, of Community Capital Bancshares, Inc.

Dated: June 19, 2006


/s/ Philip J. Timyan
--------------------------------------
Philip J. Timyan


Riggs Qualified Partners, LLC

By: /s/ Philip J. Timyan
    ----------------------------------
    Philip J. Timyan, Managing Member